UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 700, 1090 West Georgia Street

Vancouver, British Columbia V6E 3V7 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date September 8, 2022	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Consolidated Financial Interim Statements for the three months ended July 31, 2022

99.2	Management Discussion Analysis for the three months ended July 31, 2022

99.3	Certification of Interim Filings CEO dated September 8, 2022

99.4	Certification of Interim Filings CFO dated September 8, 2022